August 7, 2014	TSX: HNC

HARD CREEK NICKEL CORP.RELEASES SECOND QUARTER FINANCIAL STATEMENTS AND MANAGEMENT DISCUSSION AND ANALYSIS

(Vancouver, B.C.) – Brian Fiddler, Chief Financial Officer of Hard Creek Nickel Corp. (T-HNC) is pleased to release its second quarter financial results for the period ending June 30, 2014. General and administrative expenses for the three months ended June 30, 2014 were $27,112 compared to $131,436 for the three months ended June 30, 2013.

The Company’s cash position was $215,766 as compared to $215,037 at June 30, 2013. Working capital was $233,257, compared to June 2013 working capital of $92,468.

Additional information relating to the Company, including the Company’s financial statements and management’s discussion and analysis for the three months ended June 30, 2014 is available on Hard Creek’s website at www.hardcreeknickel.com and will be available on SEDAR at www.sedar.com All amounts are denominated in Canadian Dollars (CDN$).

About Hard Creek Nickel

Hard Creek Nickel’s core asset is the Turnagain Property in north central British Columbia, Canada. The Turnagain Property hosts a large, open pittable nickel and cobalt in sulphides deposit which is the subject of a Preliminary Economic Assessment available at http://www.hardcreek.com/i/pdf/HNC-Turnagain-PA-Dec-5-Final.pdf. The property also hosts several PGE exploration targets.

For further information, please contact Brian Fiddler at 604 681 2300.

The TSX does not accept responsibility for the accuracy or adequacy of this news release.

Suite 1060 – 1090 W. Georgia St., Vancouver, BC, Canada V6E 3V7
T: 604-681-2300 F: 604-681-2310
E: info@hardcreek.com W: www.hardcreeknickel.com